

July 14, 2010

Mr. Wei Li
Chief Financial Officer
AsiaInfo Holdings, Inc.
4th Floor, Zhongdian Information Tower
6 Zhongguancun South Street, Haidian District
Beijing 100086, China

> **Re:** **AsiaInfo Holdings, Inc.**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 16, 2010 and April 30, 2010, respectively**
> **File No. 001-15713**

Dear Mr. Li:

We have reviewed your response letter dated June 18, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 27, 2010.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business

General

1.   We note your response to prior comment 4 where you indicate that sales order are generally volatile and affected by numerous factors. However, it is still unclear whether these new sales orders are firm commitments to deliver products and/or

services. Please clarify. In this regard, if you believe your sales contracts are not firm commitments than explain further how you made this determination as the factors noted in your response do not appear to support such conclusions. To the extent that your sales contract do represent firm commitment orders, then revise in future filings to include a discussion of the company's backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

2.   You state in your response to prior comment 7 that the decrease in days sales outstanding from 99 days at year-end 2008 to 90 days at year-end 2009 is primarily attributable to the decrease in days sales outstanding for China Unicom from 211 days in 2008 to 137 days in 2009. Please provide a breakdown of your days sales outstanding for your other two main customers (China Mobile and China Telecom) and their provincial branches. In addition, tell us how you considered including a discussion of the days sales outstanding for each of your three major customers and their impact on the company's overall days sales outstanding

3.   We note from your response to prior comment 8 that deferred revenue can fluctuate from period to period for a variety of reasons. Considering the continual decline in deferred revenues as a percentage of total revenues, please provide a more detailed explanation of the reasons for the decrease from December 31, 2008 to December 31, 2009 as well as from December 31, 2009 to March 31, 2010 and June 30, 2010. Also, please include a discussion of such decreases and their potential impact on the company's future liquidity and results of operations in future filings.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-4

4.   We note your response to prior comment 10 where you indicate that revenues from the bundled arrangements in your AsiaInfo Technologies segment are allocated amongst software products and solutions, service and third party hardware revenues based on the selling price for each component as stated in the sales contract. Please explain further how you determined that the selling prices provide a reasonable and consistent basis for revenue classification. Also, revise your disclosures in future filings to include a discussion of how you allocate revenues for income statement presentation purposes and in your response, please provide a sample of your proposed disclosures.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

5.	We note your response to prior comment 13 where you indicate that the fair value of maintenance and support services is measured by the 2% renewal rates stated in your contracts. Tell us what percentage of your customers actually renew at the stated rates and tell us what impact price negotiations at the time of renewal, if any, have on your ability to establish VSOE of PCS. You also indicate that the company has established a business practice of selling PCS separately and that PCS renewal transactions were "priced consistently." Please explain further, in quantified terms, what you mean by "priced consistently." In addition, you indicate that the profit margins on PCS services is reasonable considering the fact that most of the PCS services consist of telephone support and do not cover upgrades or enhancements. However, as indicated on page F-13, PCS services for contracts entered into after January 1, 2009 were extended to include unspecified upgrades. Therefore, explain further how you determined it is appropriate to use PCS rates and profit margins for services that do not include upgrade rights to support the PCS rates for services that do include such rights. Also, tell us how you account for contracts that have stated renewal rates either above or below the "normal" 2% rate.

Note 6. Accounts Receivable, page F-23

6.	We note from your response to prior comment 16 that you recognize unbilled accounts receivable upon delivery of products to China Mobile pursuant to the IBM Arrangement until you have billed China Mobile according to the payment terms, which is usually upon customer acceptance. Tell us the offsetting entry to the unbilled accounts receivable (i.e., accounts payable to IBM for the hardware costs, deferred revenue, revenue, etc.). Also, explain further why you recognize the receivable prior to customer acceptance. In addition, tell us how you determined that presenting accounts receivable related to the IBM Arrangement on a gross basis is appropriate and tell us the specific accounting literature you relied upon. Furthermore, revise your disclosures in future filings to include a separate breakdown of billed and unbilled receivables related to the IBM Arrangement.

7.	Tell us when you recognize the service fee revenue from these arrangements. To the extent that you recognize such revenues at the time you record unbilled receivables, then explain further how you determined that recognizing revenue prior to customer acceptance is appropriate.

8.   We note from your response to prior comment 16 that unbilled receivables (net of those related to the IBM Arrangement) totaled $35.7 million at December 31, 2009, which represents a 28% increase from the prior year. Explain further why you have experienced such a significant increase in unbilled receivables. As previously requested, tell us whether there have been any changes in your revenue recognition or billing policies and practices that would have affected this balance.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202)-551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

                                                Sincerely,

                                                Kathleen Collins
                                                Accounting Branch Chief

cc: Via Facsimile (206) 839-4801
        Matthew D. Adler, Esq.
        DLA Piper